SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20545

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-24968

(Check One)

|X|Form 10-K and Form 10-KSB     [ ] Form 11-K
[ ] Form 20-F                    |_|Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended:       March 31, 2003

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

The Singing Machine Company, Inc.
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Full Name of Registrant

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Former Name if Applicable

6601 Lyons Road, Bldg. A-7
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Address of Principal Executive Office (Street and number)

Coconut Creek, FL 33073
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if                   applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K within the required period due to an unexpected delay in verifying the information presented in the Registrant's audited financial statements. This information includes but is not limited to examining certain complex tax issues and inventory reserves.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          April Green                        (954)   596-1000   ext. 16
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                (Name)                     (Area Code)      (Telephone Number)

(2) Have al other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x ]Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Company anticipates significant changes in its results of operations for the year ended March 31, 2003 compared to the corresponding period in 2002. The Company's expects revenues in fiscal 2003 to be higher than revenues in fiscal 2002. However, the Company expects that net income in fiscal 2003 will be substantially less than net income in fiscal 2002 due to the following additional charges taken in fiscal 2003: (i) a higher accrual for income taxes, (ii) a provision for inventory losses and (iii) a charge taken against sales from an agreement with a retail customer in which the Company guaranteed a minimum gross margin from the sale of the Company's products. These charges are material new charges that the Company has identified as of the date of the filing. Other expenses and charges also contributed to the decrease in net income in fiscal 2003 and will be described in greater detail when the Company's Annual Report on Form 10-K is filed. As of the date of this filing, the Company cannot reasonably estimate the amount of the anticipated changes until its audited financial statements for the twelve months ended March 31, 2003 have been finalized and approved by its auditors and the restatement of its financial statements for the twelve months ended March 31, 2002 has been completed and approved by its auditors.
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



                        The Singing Machine Company, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        June 30, 2003                         By /s/   April Green
                                                  --------------------------
                                                  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).